FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:
Form 20-F _______      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

New Found Gold Corp.
Suite 1600 - 595 Burrard Street
Vancouver, BC, V7X 1L4

To:	Crowe MacKay LLP, Chartered Professional Accountants KPMG LLP, Chartered Professional Accountants

Re:	New Found Gold Corp. (the “Company”) Notice of Change of Auditor (the “Notice”)

In compliance with Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), please be advised as follows:

1.
The Company has decided to change its auditor from Crowe MacKay LLP, Chartered Professional Accountants, of Suite 1100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 4T5, to KPMG LLP, Chartered Professional Accountants, of Suite 777 Dunsmuir Street, 11th floor, Vancouver, British Columbia, V7Y 1K3.

2.	The date of said change of auditor is July 31, 2023.

3.	Crowe MacKay LLP, Chartered Professional Accountants, has resigned at the request of the Company.

4.	The resignation of Crowe MacKay LLP, Chartered Professional Accountants, and the appointment of KPMG LLP, Chartered Professional Accountants, have been approved by the Company’s Board of Directors.

5.
None of the reports of Crowe MacKay LLP, Chartered Professional Accountants, on any of the Company’s financial statements relating to the “relevant period” (as such term is defined in section 4.11(1) of NI 51-102) expressed a modified opinion.

6.
There has not been a “reportable event” (as such term is defined in section 4.11(1) of NI 51-102), which occurred in connection with the audit of the financial years ended December 31, 2022, and December 31, 2021, or for any period subsequent thereto.

Please review this Notice and prepare a letter identifying whether you agree, disagree and the reasons why, or have no basis to agree or disagree with each statement contained in this Notice, addressing your response to the relevant securities regulatory authorities (list of addresses attached hereto). Please deliver the response to the Company within seven (7) days from the date of this Notice.

This Notice and your reply will be part of the reporting package that will be filed with the applicable regulator or relevant securities administrators.

Dated this 31st day of July, 2023.

NEW FOUND GOLD CORP.

/s/ Michael Kanevsky
Michael Kanevsky
Chief Financial Officer

New Found Gold Corp.
Suite 1600 - 595 Burrard Street
Vancouver, BC, V7X 1L4

List of Addresses

Alberta Securities Commission Suite 600, 250 – 5th Street SW Calgary, Alberta T2P 0R4	British Columbia Securities Commission P.O. Box 10142, Pacific Centre 701 West Georgia Street Vancouver, British Columbia V7Y 1L2
The Manitoba Securities Commission 500 – 400 St. Mary Avenue Winnipeg, Manitoba R3C 4K5	Financial and Consumer Services Commission (New Brunswick) 85 Charlotte Street, Suite 300 Saint John, New Brunswick E2L 2J2
Government of Newfoundland and Labrador
Financial Services Regulation Division
P.O. Box 8700
Confederation Building
2nd Floor, West Block
Prince Philip Drive
St. John's, Newfoundland and Labrador A1B 4J6

Government of Nunavut Department of Justice Legal Registries Division P.O. Box 1000, Station 570 1st Floor, Brown Building Iqaluit, Nunavut X0A 0H0
Nova Scotia Securities Commission Suite 400, 5251 Duke Street Duke Tower P.O. Box 458 Halifax, Nova Scotia B3J 2P8	Government of the Northwest Territories Office of the Superintendent of Securities P.O. Box 1320 Yellowknife, Northwest Territories X1A 2L9
Ontario Securities Commission 20 Queen Street West, 22nd Floor Toronto, Ontario M5H 3S8	Prince Edward Island Securities Office 95 Rochford Street, 4th Floor Shaw Building P.O. Box 2000 Charlottetown, Prince Edward Island C1A 7N8
Autorité des marchés financiers 800, Square Victoria, 22e étage C.P. 246, Tour de la Bourse Montréal, Québec H4Z 1G3	Financial and Consumer Affairs Authority of Saskatchewan Suite 601 – 1919 Saskatchewan Drive Regina, Saskatchewan S4P 4H2
Government of Yukon Department of Community Services Office of the Superintendent of Securities 307 Black Street Whitehorse, Yukon Y1A 2N1

Crowe MacKay LLP
1100 - 1177 West Hastings Street
Vancouver, BC V6E 4T5
Main +1 (604) 687-4511
Fax +1 (604) 687-5805
www.crowemackay.ca

July 31, 2023

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Authorité des Marchés Financiers, Quebec
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Newfoundland and Labrador Office of the Superintendent of Securities Service
Office of the Superintendent of Securities of Prince Edward Island
Northwest Terrorities Office of the Superintendent of Securities
Nunavut Office of the Superintendent of Securities
Office of the Yukon Superintendent of Securities

Dear Sirs/Mesdames,

Re: New Found Gold Corp. – Notice of Change of Auditor

As required by National Instrument 51-102, we confirm that we have reviewed the information contained in the Notice of Change of Auditor (the "Notice") dated July 31, 2023 by New Found Gold Corp. and, based on our knowledge of such information at this time, we agree with the information contained in the Notice.

Yours very truly,

Crowe MacKay LLP

Chartered Professional Accountants

KPMG LLP
777 Dunsmuir Street
Vancouver, BC V7Y 1K3
Canada
Tel 604-691-3000
Fax 604-691-3031
www.kpmg.ca

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Securities, Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Northwest Territories Registrar of Securities
Yukon Registrar of Securities
Nunavut Registrar of Securities

July 31, 2023

Dear Sir/Madam

Re: Notice of Change of Auditors of New Found Gold Corp.

We have read the Notice of New Found Gold Corp. dated July 31, 2023 and are in agreement with the statements contained in such Notice except that we are not in a position to agree or disagree with New Found Gold Corp.’s statement that no reportable events occurred in connection with the audit of the financial years ended December 31, 2022 and December 31, 2021, or for any period subsequent thereto.

Yours very truly,

Chartered Professional Accountants

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: August 1, 2023	By:	/s/ Collin Kettell
Chief Executive Office